UNITED  STATES
SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.    20549

SCHEDULE  13G
Under  the  Securities  Exchange  Act  of  1934

Amendment  No.:    *

Name  of  Issuer:          TRIKON  TECHNOLOGIES,  INC.

Title  of  Class  of  Securities:    COMMON  STOCK,  NO  PAR  VALUE

CUSIP  Number:  896187101



Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.          Name  of  Reporting  Person  and  S.S.  or  I.R.S. Identification
      No  of  Above  Person:          Dawson  Samberg Capital Management, Inc.
                    Tax  ID:    06-1033494

 2. Check the Appropriate Box if a Member of a Group a.
          b.

 3.          SEC  Use  Only

 4.          Citizenship  or  Place  of  Organization:
          Connecticut

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With:

 5.          Sole  Voting  Power:          1,737,315

 6.          Shared  Voting  Power:          0

 7.          Sole  Dispositive  Power:          1,737,315

 8.          Shared  Dispositive  Power:          0

 9.          Aggregate  Amount  Beneficially
     Owned  by  Each  Reporting  Person:          1,737,315

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

11.          Percent  of  Class  Represented  by Amount in Row (9):     10.31%

12.          Type  of  Reporting  Person:          IA,  CO


Item  1(a)          Name  of  Issuer:    TRIKON  TECHNOLOGIES,  INC.

        1(b)          Address  of  Issuer's  Principal  Executive  Offices:
               9255  Deering  Avenue,  Chatsworth,  CA  91311

Item  2(a)  - (c).Name, Principal Business Address, and Citizenship of Persons
Filing:
                 Dawson Samberg Capital Management, Inc., 354 Pequot Avenue,
             Southport,  CT  06490,  which  is  a  Connecticut  corporation.

     (d)            Title  of  Class of Securities: COMMON STOCK. NO PAR VALUE

           (e)            CUSIP  Number:  896187101

Item  3.         This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).
Dawson  Samberg  Capital  Management, Inc. is an investment adviser registered
under  Section  203    of  the  Investment  Advisers  Act  of  1940.

Item  4.          Ownership.
               Ownership as of January 31, 1998 is incorporated by reference to items (5) -(9) and (11) of the cover page of the reporting person.
Item  5.          Ownership  of  Five  Percent  or  Less  of  a  Class.
               Not  Applicable




Item  6.      Ownership of More than Five Percent on Behalf of Another Person.
               The reporting person is an investment adviser registered under
             Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the shares which are the subject of
this          filing through the investment discretion the reporting person exercises  over  its  client's  accounts.  More than 5% of the
shares                 beneficially owned by the reporting person are owned by
one  client,            Pequot Private Equity Fund, L.P., although such client
does  not                have beneficial ownership of such shares for purposes
of                                            Section 13 and Section 16 of the
Securities  Exchange  Act  of  1934.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
the                    Security  Being Reported by the Parent Holding Company.
               Not  Applicable

Item  8.          Identification  and  Classification of Members of the Group.
               Not  Applicable

Item  9.          Notice  of  Dissolution  of  the  Group.
               Not  Applicable

Item  10.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  4,  1998


By:  /s/          Amiel  M.  Peretz
  Title:  Chief  Financial  Officer